OPINION OF LAZARUS ROTHSTEIN, ESQ.

December 3, 2008

China Direct, Inc.
431 Fairway Drive, Suite 200
Deerfield Beach, Florida 33441

Ladies and Gentlemen:

On the date hereof, China Direct, Inc., a Florida corporation ("the Company"), filed with the Securities and Exchange Commission (the "Commission"), a Registration Statement on Form S-8 (the "Registration Statement"), under the Securities Act of 1933, as amended (the "Securities Act"). The Registration Statement relates to the offering and sale by the Company of up to 3,381,250 shares (the "Shares") of the Company's Common Stock, par value $.0001 per share (the "Common Stock"), to be issued under the under the China Direct, Inc. 2008 Non-Executive Stock Incentive Plan and the 2006 Equity Compensation Plan (the “Plans”). I have acted as counsel to the Company in connection with the preparation and filing of the Registration Statement with the Commission.  It is my opinion that:

All necessary corporate proceedings have been taken to authorize the issuance of the Shares under the Plans, and all such Shares, upon issuance in accordance with the Plans and upon full payment in cash for such shares issued, will be validly issued and outstanding and fully paid and non-assessable.

In preparing this opinion, I have examined certificates of public officials, certificates of officers and copies certified to my satisfaction of such corporate documents and records of the Company and such other papers as I have thought relevant and necessary as a basis for my opinion. I have relied on such certificates in connection with the accuracy of actual matters contained in such documents that were not independently established.

I consent to the use of this opinion in the Registration Statement and to the reference to me under the caption "Interests of Named Experts and Counsel."

Very truly yours,

By:	/s/ Lazarus Rothstein
Lazarus Rothstein, Esq.
Vice President, General Counsel and Secretary